UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 11, 2025

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Principal Financial Officer and Principal Accounting Officer

Effective as of April 11, 2025, Anuj Kumar Sethi has been appointed as the Principal Financial Officer and Principal Accounting Officer by the Board of Directors of the Yatra Online, Inc. (the “Company”).

As previously announced, Rohan Mittal resigned from the position of Group Chief Financial Officer of Company with his last working day to be mutually decided by him and the Company. Effective as of the close of business on April 10, 2025, Mr. Mittal ceased to be the Group Chief Financial Officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: April 15, 2025	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer